UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Endeavor Group Holdings, Inc.

(Name of Issuer)

Class A Common Stock

(Title of Class of Securities)

29260Y 10 9

(CUSIP Number)

Robert Hilton

c/o Endeavor Group Holdings, Inc.

9601 Wilshire Boulevard, 3rd Floor,

Beverly Hills, CA 90210

(310) 285-9000

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

March 17, 2022

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 29260Y 10 9	13D	Page 1 of 9 pages

1	Names of Reporting Persons Ariel Emanuel
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 11,362,580
	8	Shared Voting Power 32,054,478
	9	Sole Dispositive Power 11,362,580
	10	Shared Dispositive Power 32,054,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 43,417,058
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 14.0%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 2 of 9 pages

1	Names of Reporting Persons Patrick Whitesell
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 8,928,168
	8	Shared Voting Power 32,054,478
	9	Sole Dispositive Power 8,928,168
	10	Shared Dispositive Power 32,054,478

11	Aggregate Amount Beneficially Owned by Each Reporting Person 40,982,646
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 13.2%
14	Type of Reporting Person IN

CUSIP No. 29260Y 10 9	13D	Page 3 of 9 pages

1	Names of Reporting Persons Endeavor Executive Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 22,734,516
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 22,734,516

11	Aggregate Amount Beneficially Owned by Each Reporting Person 22,734,516
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 7.8%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 4 of 9 pages

1	Names of Reporting Persons Endeavor Executive PIU Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 6,559,169
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 6,559,169

11	Aggregate Amount Beneficially Owned by Each Reporting Person 6,559,169
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 2.4%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 5 of 9 pages

1	Names of Reporting Persons Endeavor Executive II Holdco, LLC
2	Check the Appropriate Box if a Member of a Group (a) ☒ (b) ☐
3	SEC Use Only
4	Source of Funds (See Instructions) OO
5	Check if disclosure of legal proceedings is required pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 2,760,793
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 2,760,793

11	Aggregate Amount Beneficially Owned by Each Reporting Person 2,760,793
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares ☐
13	Percent of Class Represented by Amount in Row (11) 1.0%
14	Type of Reporting Person OO

CUSIP No. 29260Y 10 9	13D	Page 6 of 9 pages

Explanatory Note

This Amendment No. 2 to Schedule 13D (“Amendment No. 2”) amends and supplements the statement on Schedule 13D originally filed with the United States Securities and Exchange Commission on May 13, 2021 (as amended, the “Schedule 13D”), related to the shares of Class A Common Stock, par value $0.00001 per share (the “Class A Common Stock”), of Endeavor Group Holdings, Inc., a Delaware corporation (the “Issuer”). Capitalized terms used herein without definition shall have the meaning set forth in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

Pledge Agreement

On March 17, 2022, Ariel Emanuel, through his personal revocable trust for which he is acting as sole trustee and is sole lifetime beneficiary (the “Emanuel Trust”), entered into a revolving line of credit agreement (the “Loan Agreement”) with a third party lender (the “Lender”). As security for the Emanuel Trust’s obligations under the Loan Agreement, Mr. Emanuel, through the Emanuel Trust, has pledged 500,000 shares of Class A Common Stock held of record by the Emanuel Trust as of the date hereof, and up to 800,000 additional shares of Class A Common Stock that Mr. Emanuel or the Emanuel Trust may acquire (the “Pledged Securities”). All voting rights and rights to receive dividends or distributions with respect to the Pledged Securities will remain with Mr. Emanuel unless an event of default under the Loan Agreement has occurred and is continuing.

10b5-1 Trading Plans

On March 17, 2022, each of Ariel Emanuel and Patrick Whitesell entered into a trading plan (the “Emanuel Trading Plan” and “Whitesell Trading Plan”, respectively, and collectively, the “Trading Plans”) pursuant to Rule 10b5-1 under the Securities Exchange Act of 1934, as amended. Pursuant to the Emanuel Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 1,000,000 shares of Class A Common Stock on behalf of Mr. Emanuel. Pursuant to the Whitesell Trading Plan, a broker dealer will make periodic sales of up to an aggregate of 3,468,514 shares of Class A Common Stock on behalf of Mr. Whitesell.

This description of the Trading Plans does not purport to be complete and is qualified in its entirety by the text of the Trading Plans, the form of which is attached as an exhibit to this Schedule 13D and incorporated herein by reference.

Item 5.	Interest in Securities of the Issuer.

Item 5 of the Schedule 13D is hereby amended and restated in its entirety as follows:

(a) – (b)

CUSIP No. 29260Y 10 9	13D	Page 7 of 9 pages

The following sets forth, as of the date of this Schedule 13D, the aggregate number of shares of Class A Common Stock and percentage of Class A Common Stock beneficially owned by each of the Reporting Persons, as well as the number of shares of Class A Common Stock as to which each Reporting Person has the sole power to vote or to direct the vote, shared power to vote or to direct the vote, sole power to dispose or to direct the disposition of, or shared power to dispose or to direct the disposition of, as of the date hereof, based on 268,580,155 shares of Class A Common Stock outstanding as of March 4, 2022:

Reporting Person	Amount beneficially owned	Percent of class	Sole power to vote or to direct the vote	Shared power to vote or to direct the vote	Sole power to dispose or to direct the disposition	Shared power to dispose or to direct the disposition
Ariel Emanuel	43,417,058	14.0%	11,362,580	32,054,478	11,362,580	32,054,478
Patrick Whitesell	40,982,646	13.2%	8,928,168	32,054,478	8,928,168	32,054,478
Endeavor Executive Holdco, LLC	22,734,516	7.8%	0	22,734,516	0	22,734,516
Endeavor Executive PIU Holdco, LLC	6,559,169	2.4%	0	6,559,169	0	6,559,169
Endeavor Executive II Holdco, LLC	2,760,793	1.0%	0	2,760,793	0	2,760,793

Mr. Emanuel is the record holder of 1,209,363 shares of Class A Common Stock, 5,959,889 Profits Units and 4,193,328 Endeavor Operating Company Units. Mr. Whitesell is the record holder of 5,959,889 Profits Units and 2,968,279 Endeavor Operating Company Units. Endeavor Executive Holdco, LLC is the record holder of 22,734,516 Endeavor Operating Company Units. Endeavor Executive PIU Holdco, LLC is the record holder of 6,013,663 Endeavor Operating Company Units and 545,506 Profits Units. Endeavor Executive II Holdco, LLC is the record holder of 2,760,793 Profits Units.

The Executive Holdcos are managed by an executive committee composed of Messrs. Emanuel and Whitesell. As a result, each of Messrs. Emanuel and Whitesell may be deemed to share beneficial ownership of the securities held directly by the Executive Holdcos, but each disclaims any such beneficial ownership.

In addition, by virtue of the agreements made pursuant to the Stockholders Agreement, the Reporting Persons and the Silver Lake Equityholders may be deemed to constitute a group for purposes of Rule 13d-3 under the Exchange Act. The Reporting Persons expressly disclaim any beneficial ownership of shares of Class A Common Stock beneficially owned by the Silver Lake Equityholders and such shares are not the subject of this Schedule 13D.

(c)

During the past 60 days, the Reporting Persons have disposed of an aggregate of 2,600 Endeavor Operating Company Units in connection with the redemption of common units and exchange of profits units issued by Endeavor Executive Holdco, LLC and Endeavor Executive PIU Holdco, LLC to certain non-executive employees and former employees of the Issuer or its subsidiaries in accordance with the limited liability company agreements of Endeavor Executive Holdco, LLC and Endeavor Executive PIU Holdco, LLC.

CUSIP No. 29260Y 10 9	13D	Page 8 of 9 pages

(d)	None.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

Item 4 above summarizes certain provisions of the Trading Plans and is incorporated herein by reference. The Form of Trading Plan is attached as Exhibit 6 and is incorporated herein by reference.

Except as set forth herein, the Reporting Persons do not have any contracts, arrangements, understandings or relationships (legal or otherwise) with any person with respect to any securities of the Issuer, including, but not limited to, any contracts, arrangements, understandings or relationships concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or losses, or the giving or withholding of proxies.

Item 7.	Material to Be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit Number	Description

6	Form of Trading Plan

CUSIP No. 29260Y 10 9	13D	Page 9 of 9 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: March 21, 2022

By:	/s/ Ariel Emanuel

Name:	Ariel Emanuel

By:	/s/ Patrick Whitesell

Name:	Patrick Whitesell

Endeavor Executive Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager

Endeavor Executive PIU Holdco, LLC

By:	/s/ Ariel Emanuel
Name: Ariel Emanuel
Title: Manager

Endeavor Executive II Holdco, LLC

By:	/s/ Ariel Emanuel

Name: Ariel Emanuel
Title: Manager